UNITED STATES	SEC FILE NUMBER
SECURITIES AND EXCHANGE COMMISSION	001-14157

Washington, D.C. 20549	CUSIP NUMBER
879433100
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I — REGISTRANT INFORMATION

Telephone and Data Systems, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

30 North LaSalle Street
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60602
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

An explanation of why the Form 10-Q for the period ended September 30, 2006 could not be filed within the prescribed time period is set forth on Attachment A hereto.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	D. Michael Jack	608	664-8316
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A summary of the tentative results of operations for the quarterly and year-to-date periods ended September 30, 2006 and a comparison of such results to a summary of the actual results of operations for the same periods ended September 30, 2005, and an explanation of material anticipated changes between such periods, are attached hereto as Attachment B.  However, until the Form 10-Q for the period ended September 30, 2006 is filed, there can be no assurance that the final results will not differ materially from such tentative results.  Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement is attached hereto as Attachment C.

Telephone and Data Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2006	By	/s/ D. Michael Jack
D. Michael Jack Senior Vice President and Corporate Controller (Principal Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

PART III — NARRATIVE

Telephone and Data Systems, Inc. (“TDS”) is unable to file timely its quarterly report on Form 10-Q for the period ended September 30, 2006 for the reason set forth below.

On November 6, 2006, TDS and its audit committee decided to restate its financial results for each of the three years in the period ended December 31, 2005, including quarterly information for 2005 and 2004, and certain selected financial data for 2002. TDS and its audit committee also decided to restate its financial statements included in its Form 10-Q for the periods ended March 31, 2006 and June 30, 2006. As a result, you should not rely on previously issued financial statements for these periods. This restatement is related primarily to TDS's accounting treatment for certain forward contracts and related derivatives. TDS also has identified additional restatement adjustments related to revenues and expenses that were recorded in the financial statements previously but not in the proper periods. Collectively, the other adjustments could be considered significant in certain prior periods. In light of the decision to restate, TDS considered it appropriate to correct these items in the restatement. TDS will file restated financial results and reports as promptly as possible.

TDS has not completed its assessment of the items described above.  Based on preliminary unaudited findings, the adjustments are expected to result in increased (decreased) net income and diluted earnings per share as follows; however, there can be no assurance that final results will not differ materially from these preliminary findings.

	Net Income (Loss)
($ in millions, except per share amounts)	As Previously Reported	Range of Expected Adjustments Increase/(Decrease)
Second quarter ended June 30, 2006	$172	$(20) to 0
First quarter ended March 31, 2006	40	(15) to 5
Years ended:
December 31, 2005	223	400 to 450
December 31, 2004	67	(350) to (300)
December 31, 2003	32	(200) to (150)
December 31, 2002	$(961)	$(25) to 0

	Basic Earnings Per Share		Diluted Earnings Per Share
	As Previously Reported	Range of Expected Adjustments Increase/(Decrease)	As Previously Reported	Range of Expected Adjustments Increase/(Decrease)
Second quarter ended June 30, 2006	$1.49	$(0.17) to 0.00	$1.48	$(0.17) to 0.00
First quarter ended March 31, 2006	0.34	(0.13) to 0.04	0.34	(0.13) to 0.04
Years ended:
December 31, 2005	1.93	3.47 to 3.90	1.91	3.45 to 3.88
December 31, 2004	0.58	(3.05) to (2.62)	0.57	(3.04) to (2.61)
December 31, 2003	0.27	(1.73) to (1.30)	0.27	(1.73) to (1.30)
December 31, 2002	$(8.19)	$(0.21) to 0.00	$(8.19)	$(0.21) to 0.00

In reviewing the accounting and disclosure for its prepaid variable forward contracts, TDS concluded that its continued designation of the embedded collars within the forward contracts as cash flow hedges of the forecasted future sales of marketable equity securities was not appropriate.  TDS did not contemporaneously perform additional tests for ineffectiveness of the hedge when the embedded collars were adjusted for differences between the actual and assumed dividends on the contracted shares.  As a result, the embedded collars no longer qualified for cash flow hedge accounting treatment upon the first adjustment of the collars and, from that point forward, must be accounted for as non-hedged derivatives.  Accordingly, all changes in the fair value of the embedded collars from the time of the first adjustment of each collar must be recognized in the statement of operations.  Prior to the first collar adjustment, the embedded collars were appropriately documented and accounted for as cash flow hedges and the change in fair value of the embedded collars was appropriately recorded in accumulated other comprehensive income.  The restatement adjustments primarily represent reclassifications of unrealized gains or losses related to changes in the fair value of the embedded collars from accumulated other comprehensive income or loss, included in common stockholders’ equity, to the statement of operations.  As a result, there will be no change in total common stockholders’ equity due to the restatement for the prepaid forward contracts and related derivatives.

The guidance set forth in Auditing Standard No. 2 ("AS2") of the Public Company Accounting Oversight Board states that the restatement of previously-issued financial statements to reflect the correction of a misstatement should be regarded as at least a significant deficiency, and is a strong indicator of a material weakness, in internal control over financial reporting.  TDS has concluded that a material weakness due to ineffective controls over accounting for prepaid forward contracts and related derivatives existed as of December 31, 2005 and as of March 31, 2006 and June 30, 2006.  A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the interim or annual financial statements will not be detected.  TDS's Management Report on Internal Control Over Financial Reporting, which was contained in Item 9A of the Form 10-K as of and for the year ended December 31, 2005 (“the 2005 Management Report”), stated that TDS's internal control over financial reporting was not effective as of December 31, 2005 due to other material weaknesses.  In connection with the filing of the Form 10-K/A for the year ended December 31, 2005, (i) the 2005 Management Report will be restated to indicate that TDS management has concluded that TDS also did not maintain effective controls over the accounting for prepaid forward contracts and related derivatives, and (ii) PricewaterhouseCoopers LLP, TDS's independent registered public accounting firm, will reissue its report to include and reflect the additional material weakness related to controls over the accounting for prepaid forward contracts and related derivatives.

                As a result, TDS is establishing a plan to remediate its material weakness in internal control over financial reporting with respect to its accounting for prepaid forward contracts and related derivatives.

On November 6, 2006, TDS disclosed that it would delay the filing with the Securities and Exchange Commission (“SEC”) of its Quarterly Report on Form 10-Q (“Form 10-Q”) for the period ended September 30, 2006.  TDS requires additional time to complete its Form 10-Q for the period ended September 30, 2006 to complete the restatement described above.

The Form 10-Q for the period ended September 30, 2006 is due on November 9, 2006, but TDS has extended such date to November 14, 2006 by filing Form 12b-25 with the SEC.  However, it is not expected that the Form 10-Q will be completed by the extended deadline of November 14, 2006.  Accordingly, TDS expects that its Form 10-Q for the period ended September 30, 2006 will not be filed on a timely basis. TDS expects to file the Form 10-Q as soon as possible.

The restatement and the late filing of the Form 10-Q for the period ended September 30, 2006 will result in defaults under the revolving credit agreement between TDS and certain lenders and under certain forward contracts between subsidiaries of TDS and a counterparty.  TDS has received waivers from the lenders and the counterparty under such agreements, provided that TDS files the restated financial results and reports and its Form 10-Q for the period ended September 30, 2006 by January 12, 2007.  TDS has not failed to make, and does not expect to fail to make, any scheduled payment of principal or interest under such revolving credit agreement or forward contracts.

In addition, the late filing of the Form 10-Q for the period ended September 30, 2006 may result in non-compliance under certain debt indentures if the Form 10-Q is not filed by December 14, 2006.

However, in such event, such non-compliance will not result in events of default unless and until written notice thereof is delivered by the trustee or sufficient holders of debt and, in any event, such events of default would be cured if TDS files its Form 10-Q for the period ended September 30, 2006 within 90 days of any such notice.  As a result, TDS believes that it will be able to file the Form 10-Q in sufficient time to avoid any event of default maturing into a default under any indenture. TDS has not failed to make and does not expect to fail to make any scheduled payment of principal or interest under such indentures.

TDS has notified the American Stock Exchange of the delay in its filing of the Form 10-Q for the period ended September 30, 2006. TDS expects to receive a notice of failure to satisfy listing requirements from the American Stock Exchange as a result of such delay in filing.  TDS will disclose any such notice and the contents of such notice at such time. TDS expects to restore compliance with such listing requirements when it files the Form 10-Q for the period ended September 30, 2006.

Also, TDS debt is listed on the New York Stock Exchange (“NYSE”).  As a result of the delay in its filing of the Form 10-Q for the period ended September 30, 2006, TDS expects to receive a notice from the NYSE indicating that TDS will be identified as a late filer with respect to such debt until it is current in its SEC filings.  TDS expects to be current in its SEC filings when it files the Form 10-Q for the period ended September 30, 2006.

TDS’s management and audit committee have discussed the matters in this Form 12b-25 with TDS’s independent registered public accounting firm, PricewaterhouseCoopers LLP.

Reference is made to TDS’s Form 8-K dated November 13, 2006 and press release filed therewith for further information.

Attachment B

PART IV — OTHER INFORMATION

Item (3):  Summary of the tentative unaudited results of operations for the quarterly and year-to-date periods ended September 30, 2006 and September 30, 2005, and explanation of any material anticipated changes between such periods:

A summary of the tentative operating data and unaudited results of certain key components of the statement of operations for the three and nine months of 2006, and for the three and nine months of 2005, reflecting anticipated restatements, are included in the table below. However, there can be no assurance that final results will not differ materially from these preliminary results.

	Range of Amounts Currently Anticipated to be Reported for Three months ended September 30,		Range of Amounts Currently Anticipated to be Reported for Nine months ended September 30,
($ in millions)	2005	2006	2005	2006
Operating Revenue	$1,020 to 1,040	$1,100 to 1,130	$2,910 to 2,950	$3,215 to 3,255
Operating Income	$95 to 115	$100 to 120	$265 to 305	$300 to 340

Stockholders’ equity at September 30, 2006 is estimated to be approximately $3.6 billion.

The increase in operating revenues is related primarily to an increase in the number of wireless customers served. The increase in operating income is primarily due to higher operating revenues and lower operating expenses as a percent of service revenues. There can be no assurance that final results will not differ materially from these preliminary results.

The following includes certain summary operating data for U.S. Cellular and TDS.

U.S. Cellular
Summary Operating Data

Quarter Ended	9/30/2006	6/30/2006	3/31/2006	12/31/2005	9/30/2005
Consolidated Markets:
All customers -
Customer units	5,729,000	5,704,000	5,633,000	5,482,000	5,303,000
Gross customer unit activations	365,000	347,000	434,000	419,000	355,000
Net customer unit activations	25,000	48,000	151,000	125,000	76,000
Retail customers -
Customer units	5,127,000	5,099,000	5,029,000	4,927,000	4,765,000
Gross customer unit activations	352,000	332,000	380,000	392,000	346,000
Net customer unit activations	28,000	50,000	122,000	130,000	77,000
Cell sites in service	5,726	5,583	5,438	5,428	5,149
Minutes of use (MOU) (1)	725	719	658	648	639
Postpay churn rate per month (2)	1.6%	1.5%	1.5%	1.6%	1.5%

(1)                                  Average monthly local minutes of use per customer (without roaming).

(2)                                  Postpay churn rate per month is calculated by dividing the average monthly postpay customer disconnects during the quarter by the average postpay customer base for the quarter.

Telephone and Data Systems, Inc.

Summary Operating Data

Quarter Ended	9/30/2006	6/30/2006	3/31/2006	12/31/2005	9/30/2005
TDS Telecom
ILEC:
Access line equivalents (1)	752,100	747,500	742,300	735,300	734,800
Access lines	622,700	628,600	632,100	635,500	640,700
Dial-up Internet service accounts	82,200	86,800	90,800	90,700	89,700
DSL customers	94,100	84,000	75,300	65,500	60,300
Long distance customers	335,100	331,300	327,100	321,500	316,100

CLEC:
Access line equivalents (1)	452,900	450,900	449,200	448,600	445,600
Dial-up Internet service accounts	11,000	11,800	13,500	14,200	14,700
Percent of access lines on-switch	92.6%	92.2%	91.7%	91.1%	90.6%
DSL customers	40,900	39,900	38,500	36,400	34,800

(1)                                  Access line equivalents are derived by converting high capacity data lines to the estimated capacity of one switched access line.

On November 6, 2006, TDS and U.S. Cellular updated guidance for the year ended December 31, 2006.  There can be no assurance that final results will not differ materially from this guidance.

U.S. Cellular 2006 guidance as of November 6, 2006 is as follows:

Net Retail Customer Additions	300,000 — 330,000
Service Revenues	approximately $3.2 billion
Operating Income	$275 - $325 million
Depreciation, Amortization & Accretion	approximately $575 million
Capital Expenditures	$580 - $610 million

TDS Telecom ILEC operations 2006 guidance as of November 6, 2006 is as follows:

Operating Revenues	$645 - $655 million
Operating Income	approximately $135 million
Depreciation and Amortization	$135 million
Capital Expenditures	$105 — $115 million (1)

TDS Telecom CLEC operations 2006 guidance as of November 6, 2006 is as follows:

(unchanged)
Operating Revenues	$230 - $240 million
Operating Income	approximately $(5) million
Depreciation and Amortization	$25 million
Capital Expenditures	approximately $20 million

(1)                                  Includes approximately $95 million to support ongoing operations and approximately $10 - $20 million for strategic initiatives.

Attachment C

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
SAFE HARBOR CAUTIONARY STATEMENT

This Form 12b-25 contains statements that are not based on historical fact, including the words “believes”, “anticipates,” “intends,” “expects,” and similar words.  These statements constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, the following:

•                  Intense competition in the markets in which TDS operates could adversely affect TDS’s revenues or increase its costs to compete.

•                  Consolidation in the telecommunications industry could adversely affect TDS’s revenues and increase its costs of doing business.

•                  Advances or changes in telecommunications technology, such as Voice over Internet Protocol or WiMAX, could render certain technologies used by TDS obsolete, could reduce TDS’s revenues or increase its costs of doing business.

•                  Changes in the regulatory environment or a failure by TDS to timely or fully comply with any regulatory requirements  could adversely affect TDS’s financial condition, results of operations or ability to do business.

•                  Changes in TDS’s enterprise value, changes in the supply or demand of the market for wireless licenses or telephone company franchises, adverse developments in the business or the industry in which TDS is involved and/or other factors could require TDS to recognize impairments in the carrying value of TDS’s license costs, goodwill and/or physical assets.

•                  Early redemptions of debt or repurchases of debt, issuances of debt, changes in prepaid forward contracts, changes in operating leases, changes in purchase obligations or other factors or developments could cause the amounts reported under Contractual Obligations in TDS’s  most recent Annual Report on Form 10-K, as updated by Quarterly Reports on Form 10-Q, to be different from the amounts actually incurred.

•                  Changes in accounting standards or TDS’s accounting policies, estimates and/or in the assumptions underlying the accounting estimates, including those described in Application of Critical Accounting Policies and Estimates included in TDS’s most recent Annual Report on Form 10-K, as updated by Quarterly Reports on Form 10-Q, could have an adverse effect on TDS’s financial condition or results of operations.

•                  Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending and future litigation could have an adverse effect on TDS’s financial condition, results of operations or ability to do business.

•                  Costs, integration problems or other factors associated with acquisitions/divestitures of properties and/or licenses and/or expansion of TDS’s business could have an  adverse effect on TDS’s business, financial condition or results of operations.

•                  A significant portion of TDS’s wireless revenues is derived from customers who buy services through independent agents and dealers who market TDS’s services on a commission basis.  If TDS’s relationships with these agents and dealers are seriously harmed, its wireless revenues could be adversely affected.

•                  TDS’s investments in technologies which are unproven or for which success has not yet been demonstrated may not produce the benefits that TDS expects.

•                  An inability to obtain or maintain roaming arrangements with other carriers on terms that are acceptable to TDS, and/or changes in roaming rates and the lack of standards and roaming agreements for wireless data products, could have an adverse effect on TDS’s business, financial condition or results of operations.

•                  Changes in access to content for data or video services and access to new handsets being developed by vendors, or an inability to manage its supply chain or inventory successfully, could have an adverse effect on TDS’s business, financial condition or results of operations.

•                  A failure by TDS’s service offerings to meet customer expectations could limit TDS’s ability to attract and retain customers and have an adverse effect on TDS’s operations.

•                  A failure by TDS to complete significant network build-out and system implementation as part of its plans to build out new markets and improve the quality and capacity of its network could have an adverse effect on its operations.

•                  A failure by TDS’s wireless business to acquire adequate radio spectrum could have an adverse effect on TDS’s business and operations.

•                  Financial difficulties of TDS’s key suppliers or vendors, or termination or impairment of TDS’s relationships with such suppliers or vendors, could result in a delay or termination of TDS’s receipt of equipment or services, which could adversely affect TDS’s business and results of operations.

•                  An increase in TDS’s debt in the future could subject TDS to various restrictions and higher interest costs and decrease its cash flows and earnings.

•                  An inability to attract and/or retain management, technical, sales and other personnel could have an adverse effect on TDS’s business, financial condition or results of operations.

•                  TDS has significant investments in entities that it does not control.  Losses in the value of such investments could have an adverse effect on TDS’s results of operations or financial condition.

•                  Changes in guidance or interpretations of accounting requirements, changes in industry practice, identification of errors or changes in management assumptions could require amendments to or restatements of financial information or disclosures included in this or prior filings with the SEC.

•                  Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions, changes in TDS’s credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to TDS, which could require TDS to reduce its construction, development and acquisition programs.

•                  Changes in income tax rates, laws, regulations or rulings, or federal or state tax assessments could have an adverse effect on TDS’s financial condition or results of operations.

•                  War, conflicts, hostilities and/or terrorist attacks or equipment failure, power outages, natural disasters or breaches of network or information technology security could have an adverse effect on TDS’s business, financial condition or results of operations.

•                  Changes in general economic and business conditions, both nationally and in the markets in which TDS operates could have an adverse effect on TDS’s business, financial condition or results of operations.

•                  Changes in facts or circumstances, including new or additional information that affects the calculation of potential liabilities for contingent obligations under guarantees, indemnities or otherwise, could require TDS to record charges in excess of amounts accrued in the financial statements, if any, which could have an adverse effect on TDS’s financial condition or results of operations.

•                  Material weaknesses in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or fail to prevent fraud, which could have an adverse effect on TDS’s business, financial condition or results of operations.

•                  The pending SEC investigation regarding the restatement of TDS’s financial statements could result in substantial expenses, and could result in monetary or other penalties.

•                  The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from handsets, wireless data devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices such as pacemakers, could have an adverse effect on TDS’s wireless business, financial condition or results of operations.

•                  TDS’s assets are concentrated in the U.S. telecommunications industry.  As a result, its results of operations may fluctuate based on factors related entirely to conditions in this industry.

•                  As TDS continues to implement its strategies, there are internal and external factors that could impact its ability to successfully meet its objectives.

•                  Any of the foregoing events or other events could cause revenues, customer additions, operating income, capital expenditures and/or any other financial or statistical information to vary from TDS’s forward estimates by a material amount.

•                  The market price of TDS’s Common Shares and Special Common Shares is subject to fluctuations due to a variety of factors.

•                  Certain matters, such as control by the TDS Voting Trust and provisions in the TDS Restated Certificate of Incorporation, may serve to discourage or make more difficult a change in control of TDS.

You are referred to a further discussion of these risks as set forth under “Risk Factors” in TDS’s Annual Report on Form 10-K for the year ended December 31, 2005. TDS undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.